                                  EXHIBIT 99.41

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Reports Year End 2001 Results
Sequential revenue growth of 13.6% in fourth quarter

Westlake Village, California, February 5, 2002 -- Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive industries, today reported financial results for the fourth quarter ended December 31, 2001.

Diodes 2001 Highlights:

Fourth quarter revenues increase 13.6% to $25.8 million, as compared to 3rd quarter 2001

Cash flow from operations of $16.4 million and positive net income in 2001

Market share increases to record level in fourth quarter

Gross margin improves 320 basis points from Q3 to Q4 2001

Debt reduced by $2.6 million in 2001

Bank credit facility increases by 50% to $46.3 million

Cash position increases 81% to $8.1 million, as of year end

Revenues for the fourth quarter were $25.8 million, a sequential increase of 13.6% from the third quarter of 2001, but a 1.2% decrease as compared to $26.1 million for the fourth quarter of 2000. Total revenues for the year 2001 were $95.2 million, as compared to $118.5 million for the year ended December 31, 2000.

Fourth quarter net income improved sequentially due to increased sales and improved margins, from a loss of $847,000 in the third quarter of 2001. The Company reported a fourth quarter net loss of $76,000, or $0.01 per diluted share, as compared to net income of $2.7 million, or $0.31 per diluted share, for the three months ended December 31, 2000. Net income for the year ended 2001 was $124,000, or $0.01 per diluted share, as compared to a record $14.9 million, or $1.62 per diluted share, for year 2000.

Commenting on the year, C.H. Chen, Diodes' President and CEO, said, "While 2001 proved to be a universally challenging market climate for semiconductor companies, we believe that we have passed the worst of this correction and expect the industry climate to gradually improve in 2002. We are pleased to report that in 2001, Diodes succeeded in increasing our market share to record levels, generating positive cash flow from operations and a net profit, while improving our financial condition. More importantly, we have begun to position Diodes as a technology leader for discrete devices, significantly increasing our new product introductions and design wins.

"In the coming year, Diodes will focus on expanding our customer base, increasing manufacturing efficiency and continuing our excellence in product quality and customer service. We intend to continue to increase the proportion of proprietary, next-generation devices in our sales mix so as to deliver greater value to our customers and drive sustainable margin improvement."

Diodes continued to experience intense pricing pressures during the fourth quarter, but saw sequential margin improvements from the previous quarter due to increased capacity utilization of its manufacturing facilities, increase average selling prices, and decreased inventory adjustments. The Company's gross profit margin was 13.9% in the fourth quarter, as compared to 10.7% in the prior quarter and 28.3% in the fourth quarter of 2000.

"While the acquisition of FabTech has had the effect of increasing our fixed costs during 2001, the vertical integration of development and manufacturing provides Diodes the flexibility to rapidly respond to the demands of the marketplace and closely control overall product quality. We expect to realize the benefits of this strategy in the form of an increasingly differentiated product portfolio and improved wafer supply," Mr. Chen noted. "In addition, our continued cost-containment initiatives implemented earlier in the year and ability to manage working capital, successfully led to improved cash flow and bottom line performance in Q4."

Cost-cutting efforts resulted in continued operating expense reduction in the fourth quarter, bringing 2001 operating expenses to $14.3 million, down 24.5% from 2000 levels of $19.0 million. Year 2001 operating expenses include approximately $592,000 for research and development charges. The Company's goal is to more than double R&D expenses in 2002.


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The Company continued to carefully manage inventories, which fell 44% to $17.8 million from $31.8 million as of the end of 2000. Diodes generated positive operating cash flow of $16.4 million in 2001, while reducing debt by $2.6 million. For the fourth quarter, cash flow from operations was $7.5 million. The Company's cash position increased to $8.1 million at year-end, up 81% from year-end 2000 levels of $4.5 million.

"From a product development prospective, we are pleased with the progress made during 2001. Diodes was successful in introducing a record number of new products, developing partnerships with other industry leaders, securing design wins on next-generation equipment and expanding our sales organization in overseas geographic regions. Customer access and market share are at the highest levels in our corporate history, and we are just beginning to penetrate significant new markets in Europe and Mainland China. Diodes is building a worldwide brand on innovation leadership in discrete technology, with a commitment to unsurpassed customer service."

"While we are encouraged by the fourth quarter and have seen a good start this year, we expect that revenue will not significantly change in the first quarter of 2002, and that we will be marginally profitable," Mr. Chen concluded. "We have begun to see a positive uptrend in overall distribution order activity, which, combined with lower customer inventory levels, sets the stage for improving performance in the second half of the year."

About Diodes Incorporated

Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei. Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated

CONTACT: Crocker Coulson, Partner, Coffin Communications Group;

(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com.

Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS


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                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)

                                                          Three Months Ended                 Twelve Months Ended
                                                              December 31,                       December 31,
                                                    -------------------------------     -------------------------------
                                                        2000              2001              2000              2001
                                                    -------------     -------------     -------------     -------------
Net sales                                           $  26,093,000     $  25,786,000     $ 118,462,000     $  95,233,000
Cost of goods sold                                     18,713,000        22,191,000        81,035,000        81,054,000
                                                    -------------     -------------     -------------     -------------
      Gross profit                                      7,380,000         3,595,000        37,427,000        14,179,000
Selling, general and administrative expenses            4,050,000         3,679,000        18,814,000        13,712,000
RESEARCH AND DEVELOPMENT EXPENSES                          43,000           142,000           141,000           592,000
                                                    -------------     -------------     -------------     -------------
     Total operating expenses                           4,093,000         3,821,000        18,955,000        14,304,000
      Income from operations                            3,287,000          (226,000)       18,472,000          (125,000)
Other income (expense)
      Interest income                                      69,000            10,000           392,000            59,000
      Interest expense                                   (412,000)         (404,000)       (1,332,000)       (2,133,000)
      Other                                               320,000           276,000           501,000           778,000
                                                    -------------     -------------     -------------     -------------
                                                          (23,000)         (118,000)         (439,000)       (1,296,000)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST        3,264,000          (344,000)       18,033,000        (1,421,000)
Income tax benefit (provision)                           (299,000)          318,000        (2,496,000)        1,769,000
                                                    -------------     -------------     -------------     -------------
Income before minority interest                         2,965,000           (26,000)       15,537,000           348,000
Minority interest in joint venture earnings              (180,000)          (50,000)         (642,000)         (224,000)
                                                    -------------     -------------     -------------     -------------
Net income                                          $   2,785,000     $     (76,000)    $  14,895,000     $     124,000
                                                    =============     =============     =============     =============
Earnings per share
      Basic                                         $        0.34     $       (0.01)    $        1.85     $        0.02
      Diluted                                       $        0.31     $       (0.01)    $        1.62     $        0.01
                                                    =============     =============     =============     =============
WEIGHTED AVERAGE SHARES OUTSTANDING
      Basic                                             8,122,766         8,149,426         8,071,043         8,144,090
      Diluted                                           9,091,580         8,620,762         9,222,032         8,880,603
                                                    =============     =============     =============     =============


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                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                                     ASSETS
                                                        December 31,    December 31,
                                                            2000            2001
                                                        ------------    ------------
                                                                        (Unaudited)
CURRENT ASSETS
      Cash                                              $  4,476,000    $  8,103,000
      Accounts receivable
           Customers                                      19,723,000      16,250,000
           Related parties                                   615,000       1,486,000
           Other                                              26,000              --
                                                        ------------    ------------
                                                          20,364,000      17,736,000
           Less allowance for doubtful receivables           311,000         343,000
                                                        ------------    ------------
                                                          20,053,000      17,393,000
      Inventories                                         31,788,000      17,813,000
      Deferred income taxes, current                       4,387,000       4,364,000
      Prepaid expenses and other current assets              686,000       1,867,000
                                                        ------------    ------------
                     Total current assets                 61,390,000      49,540,000
PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization          45,129,000      44,925,000
DEFERRED INCOME TAXES, non-current                           616,000       3,203,000
OTHER ASSETS
      Goodwill, net                                        5,318,000       5,316,000
      Other                                                  497,000         628,000
                                                        ------------    ------------
TOTAL ASSETS                                            $112,950,000    $103,612,000
                                                        ============    ============


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                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          December 31,      December 31,
                                                                               2000            2001
                                                                          -------------    -------------
                                                                                            (Unaudited)
CURRENT LIABILITIES
      Line of credit                                                      $   7,750,000    $   4,502,000
      Accounts payable
           Trade                                                             10,710,000        6,364,000
           Related parties                                                    1,008,000        3,047,000
ACCRUED LIABILITIES                                                           8,401,000        5,085,000
      Income taxes payable                                                    1,370,000               --
      Current portion of long-term debt
           Related party                                                     11,049,000        2,500,000
           Other                                                              3,811,000        5,833,000
                                                                          -------------    -------------
                     Total current liabilities                               44,099,000       27,331,000
LONG-TERM DEBT, net of current portion
           Related party                                                      2,500,000        7,500,000
           Other                                                             13,497,000       15,664,000
                                                                          -------------    -------------

MINORITY INTEREST IN JOINT VENTURE                                            1,601,000        1,825,000

STOCKHOLDERS' EQUITY
      Class A convertible preferred stock - par value $1.00 per share;
           1,000,000 shares authorized;
           no shares issued and outstanding                                          --               --
      Common stock - par value $0.66 2/3 per share;
           30,000,000 shares authorized; 9,201,704 and 9,227,664
           shares issued and outstanding at December 31, 2000
           and December 31, 2001, respectively                                6,134,000        6,151,000
      Additional paid-in capital                                              7,143,000        6,810,000
      Retained earnings                                                      39,758,000       40,609,000
       Other comprehensive income/(loss)                                             --         (147,000)
      Translation loss                                                               --         (349,000)
                                                                          -------------    -------------
                                                                             53,035,000       53,074,000
      Less:
           Treasury stock -- 1,075,672 shares of common stock, at cost        1,782,000        1,782,000
                                                                          -------------    -------------
                     Total stockholders' equity                              51,253,000       51,292,000
                                                                          -------------    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 112,950,000    $ 103,612,000
                                                                          =============    =============


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